UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

(Amendment No.    )*

WisdomTree Investments, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

97717P 10 4

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

SCHEDULE 13G

CUSIP No. 97717P 10 4

1	NAMES OF REPORTING PERSONS Flexpoint Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: —
	6	SHARED VOTING POWER: 8,000,000 (see Item 4)
	7	SOLE DISPOSITIVE POWER: —
	8	SHARED DISPOSITIVE POWER: 8,000,000 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,000,000 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (see Item 4)[1]
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

[1]	All percentages set forth on the cover pages to this Schedule 13G were calculated based on 121,281,104 shares of common stock outstanding after the close of the offering, as set forth in the WisdomTree Investments, Inc. Prospectus dated February 2, 2012 filed with the Commission.

Page 2 of 9 Pages

SCHEDULE 13G

CUSIP No. 97717P 10 4

1	NAMES OF REPORTING PERSONS Flexpoint Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: —
	6	SHARED VOTING POWER: 8,000,000 (see Item 4)
	7	SOLE DISPOSITIVE POWER: —
	8	SHARED DISPOSITIVE POWER: 8,000,000 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,000,000 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (see Item 4)[2]
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

[2]	All percentages set forth on the cover pages to this Schedule 13G were calculated based on 121,281,104 shares of common stock outstanding after the close of the offering, as set forth in the WisdomTree Investments, Inc. Prospectus dated February 2, 2012 filed with the Commission.

Page 3 of 9 Pages

SCHEDULE 13G

CUSIP No. 97717P 10 4

1	NAMES OF REPORTING PERSONS Flexpoint Ultimate Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: —
	6	SHARED VOTING POWER: 8,000,000 (see Item 4)
	7	SOLE DISPOSITIVE POWER: —
	8	SHARED DISPOSITIVE POWER: 8,000,000 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,000,000 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (see Item 4)[3]
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

[3]	All percentages set forth on the cover pages to this Schedule 13G were calculated based on 121,281,104 shares of common stock outstanding after the close of the offering, as set forth in the WisdomTree Investments, Inc. Prospectus dated February 2, 2012 filed with the Commission.

Page 4 of 9 Pages

SCHEDULE 13G

CUSIP No. 97717P 10 4

1	NAMES OF REPORTING PERSONS Donald J. Edwards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: —
	6	SHARED VOTING POWER: 8,000,000 (see Item 4)
	7	SOLE DISPOSITIVE POWER: —
	8	SHARED DISPOSITIVE POWER: 8,000,000 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,000,000 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (see Item 4)[4]
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

[4]	All percentages set forth on the cover pages to this Schedule 13G were calculated based on 121,281,104 shares of common stock outstanding after the close of the offering, as set forth in the WisdomTree Investments, Inc. Prospectus dated February 2, 2012 filed with the Commission.

Page 5 of 9 Pages

SCHEDULE 13G

Item 1	(a).	Name of Issuer:

WisdomTree Investments, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

80 Madison Avenue, 21st Floor
New York, New York 10017

Item 2	(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): Flexpoint Fund, L.P., Flexpoint Management, L.P., Flexpoint Management Ultimate, LLC and Donald J. Edwards (each, a “Reporting Person” and collectively, the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein, other than those reported herein as being owned of record by such Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 7, 2012, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

For each Reporting Person:

c/o Flexpoint Ford LLC
676 North Michigan Avenue, Suite 3300
Chicago, IL 60611

Item 2	(c).	Citizenship:

See item 4 of each of the cover pages of this Schedule 13G

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2	(e).	CUSIP Number:

97717P 10 4

Item 3.		If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Page 6 of 9 Pages

Item 4.	Ownership.

As of the date hereof, within the meaning of the rules promulgated under the Act, Flexpoint Fund, L.P. shares the power to vote and the power to dispose of the 8,000,000 shares of Common Stock held of record in its name with (i) Flexpoint Management, L.P., its general partner, (ii) Flexpoint Ultimate Management, LLC, the general partner of Flexpoint Management, L.P. and (iii) Donald J. Edwards, the Managing Principal of Flexpoint Ultimate Management, LLC. Notwithstanding the foregoing, each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein, other than those reported herein as being owned of record by such Reporting Person.

(a) Amount beneficially owned:

8,000,000

(b) Percent of class:

6.6%[5]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

—

(ii) Shared power to vote or to direct the vote

8,000,000

(iii) Sole power to dispose or to direct the disposition of

—

(iv) Shared power to dispose or to direct the disposition of

8,000,000

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications.

Not applicable.

[5]	Based on 121,281,104 shares of common stock outstanding after the close of the offering, as set forth in the WisdomTree Investments, Inc. Prospectus dated February 2, 2012 filed with the Commission.

[Signature Page Follows]

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012

Flexpoint Fund, L.P.
By: Flexpoint Management, L.P.
Its: General Partner
By: Flexpoint Ultimate Management, LLC
Its: General Partner

By:	/s/ Donald J. Edwards
Name: Donald J. Edwards
Title: Managing Principal

Flexpoint Management, L.P.
By: Flexpoint Ultimate Management, LLC
Its: General Partner

By:	/s/ Donald J. Edwards
Name: Donald J. Edwards
Title: Managing Principal

Flexpoint Ultimate Management, LLC

By:	/s/ Donald J. Edwards
Name: Donald J. Edwards
Title: Managing Principal

/s/ Donald J. Edwards Donald J. Edwards

Page 8 of 9 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is, and any amendments thereto executed by each of us shall be, filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 7, 2012.

Flexpoint Fund, L.P.
By: Flexpoint Management, L.P.
Its: General Partner
By: Flexpoint Ultimate Management, LLC
Its: General Partner

By:	/s/ Donald J. Edwards
Name: Donald J. Edwards
Title: Managing Principal

Flexpoint Management, L.P.
By: Flexpoint Ultimate Management, LLC
Its: General Partner

By:	/s/ Donald J. Edwards
Name: Donald J. Edwards
Title: Managing Principal

Flexpoint Ultimate Management, LLC

By:	/s/ Donald J. Edwards
Name: Donald J. Edwards
Title: Managing Principal

/s/ Donald J. Edwards Donald J. Edwards

Page 9 of 9 Pages